

August 19, 2011

<u>Via Email</u>
Angela M. Dowd
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154

> **Re:** **Harbin Electric, Inc.**
> **Amendment No. 1 to Schedule 13E-3 filed August 15, 2011**
> **Filed by Harbin Electric, Inc., Tech Full Electric Co. Ltd, et al**
> **File No. 5-80112**
>
> **PRER14A filed August 15, 2011**
> **Filed by Harbin Electric, Inc.**
> **File No. 1-33276**

Dear Ms. Dowd:

We have reviewed your amended filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3/A</u>

1. Refer to comment 8 in our last comment letter dated August 1, 2011 and your response. It does not appear that you have filed the E&Y report as an exhibit to

your amended Scheduled 13E-3, as requested in our comment and required by Item 1016(c) of Regulation M-A. Please revise or advise.

Revised Preliminary Proxy Statement

Background of the Merger, page 13

2. Refer to our last comment above. Expand the summary of the Ernst & Young report included on page 18 of the revised preliminary proxy statement. Item 1015(b) of Regulation M-A requires a detailed discussion of the analyses performed and results yielded by the outside party in connection with going private transaction. The disclosure should be considerably expanded to describe the "detailed accounting and tax due diligence report" Ernst & Young was engaged to provide.

3. The first full paragraph in this section states that "[f]rom time to time prior to October 10, 2010, the Company's Chairman and Chief Executive Officer, Mr. Tianfu Yang, received inquiries from private equity firms and investment banks concerning his possible willingness to sponsor a going-private transaction for the Company." Provide more specifics concerning such inquiries, including from whom they were received and through what channels. The material terms of any actual proposals received should also be described.

4. On page 16 of the revised proxy statement, generally describe the subject of the "on-site investigations" performed by Morgan Stanley and referenced here. What was Morgan Stanley investigating at the Company's facilities? What were the results of those investigations?

5. The revised disclosure on page 17 of the preliminary proxy statement references financial forecasts prepared by management at the direction of the Special Committee and shared with potential bidders in order to provide them with a forward-looking view of the Company's business and prospects. Any such financial forecasts should be included in the proxy statement. Your revised disclosure should also summarize the material assumptions and limitations underlying such projected information. Similarly, any financial forecasts or projections shared with financial advisors should also be included in the revised proxy statement, to the extent not already included therein.

6. Refer to our last comment above. We direct your attention to comment 44 in our comment letter dated August 1, 2011. To the extent that your revised disclosure includes non-GAAP financial measures, please comply with prior comment 44.

7. Revise the statement in the third from the last paragraph on page 18 that states that the proxy statement "does not purport to be a complete description of the procedures performed by Ernst & Young." Item 1015(b) requires the description to be complete and considerably detailed so that shareholders can follow the analyses performed.

8. Refer to comment 9 in our prior comment letter dated August 1, 2011 and your response. It appears from the additional disclosure you have added to the preliminary proxy statement in response to comment 9 (on pages 20 and 22 of the revised proxy statement) that Bidders #2 and #9 elected not to proceed with a potential transaction with Harbin after meeting Mr. Tainfu Yang. If this is the case, is it accurate to state that the Special Committee eliminated these bidders? Please revise or advise.

9. See comment 12 in our letter dated August 1, 2011 and your response. Your revised disclosure on page 23 of the revised proxy statement describes the "waning interest levels" of the remaining financial sponsor bidders. If these financial sponsors (through Goldman Sachs or other representatives) indicated the reason(s) for their waning interest, please disclose.

10. See comment 15 in our letter dated August 1, 2011 and your response. Clarify how it would be possible for Mr. Tianfu Yang to remain the largest shareholder in the Company over the long term, whether or not any transaction was consummated. Wouldn't certain kinds of alternate transactions, such as the sale of the Company, have resulted in the purchase of his stake? If the revised disclosure is intended to indicate Mr. Tainfu Yang would have sought to block any other kind of transaction in which he would not remain a continuing equity owner in the Company, please revise to clarify.

Other Presentations by Morgan Stanley; Opinion of Lazard Freres, page 41

11. Refer to comment 16 in our comment letter dated August 1, 2011 and your response. With respect to the presentations by Morgan Stanley on May 2, 2011 and June 13, 2011, summarize the material differences between such presentations and the final presentation by Morgan Stanley on June 19, 2011. For example, you note on page 41 of the revised preliminary proxy statement that results of these financial analyses differed due to changes in management projections, the terms of the offer and market and economic conditions. These material differences (both the changes in the underlying data used and the resulting changes in the figures yielded) should be described in the revised proxy statement. Provide the same revised disclosure with respect to the preliminary versions of the Lazard reports described in page 48 of the revised proxy statement.

12. Refer to prior comment 18 in our letter dated August 1, 2011 and your response. Expand the disclosure on page 25 of the preliminary proxy statement to generally describe the views expressed by Mr. Tianfu Yang during the May 3, 2011 discussions with Lazard.

13. Refer to comment 29 in our prior comment letter dated August 1, 2011. On page 32 of the revised proxy statement, explain why the Special Committee did not place weight on Lazard's discounted cash flow analysis using the April 2011 Case. That is, why did the Special Committee deem the Sensitivity Case a more reliable predictor of the Company's future performance?

14. See our last comment and comment 29B in the August 1, 2011 comment letter. Similarly explain why the Special Committee did not place "specific weight" on the Other Public Company Benchmarks-Trading Analysis.

15. Refer to comment 30 in our comment letter dated August 1, 2011. Clarify how "recent highly-publicized accounting and other issues affecting certain China-based companies" support the Special Committee's belief that the Company could be relisted in Asia at a higher valuation.

16. With respect to the comments 35, 36 and 40 in our August 1, 2011 comment letter, your responses simply refer to "professional judgment" of the applicable financial advisor as the explanation for how the applicable methodologies and figures were selected. Expand to provide more detail as to specifically what facts and judgments support the financial advisors' selection of the applicable metrics used in each case.

17. Refer to comment 41 in our August 1, 2011 comment letter. That comment asked you to explain why the additional analyses appearing on pages 67-69 of the prior version of your preliminary proxy statement were not material to Lazard's opinion and were used for informational purposes only. Expand your revised disclosure to explain why Lazard did not rely on those analyses in determining the fairness of the merger consideration.

Position of the Buyer Group Regarding the Fairness of the Merger, page 57

18. Refer to the second to last paragraph in this section on page 60 of the revised preliminary proxy statement. In that paragraph, you state that "the foregoing discussion of the information and factors considered and given weight by the Buyer Group … is not intended to be exhaustive, but is believed (emphasis added) by the Buyer Group to include all material factors considered by it." Since the list must detail all of the material factors considered by the Buyer Group in assessing the fairness of the transaction, it is unclear why the Buyer

Group "believes" it is complete but apparently cannot so state. Please revise. In addition, revise the language to the effect that the list is not intended to be exhaustive.

Plans for the Company after the Merger, page 61

19. Refer to comment 48 in our August 1, 2011 comment letter and your response. Expand the disclosure in the revised proxy statement to indicate that (as stated in your response letter) the Buyer Group does not currently have any plans to relist the Company common stock after the merger. Since your existing disclosure indicates that the Buyer Group may decide to relist in future, discuss the factors upon which a relisting decision would be made and the expected timing parameters for such a decision, to the extent known at this time. Include that information in this section and elsewhere in the proxy statement, where appropriate.

Financing of the Merger, page 62

20. Identify the "certain affiliates of Abax" who will make a cash investment in Holdco of $38.8 million to help fund the merger.

Please do not hesitate to contact Dan Duchovny at (202) 551-3619 with questions about the above comments. In his absence, you may contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions